UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

REMUNERATION POLICY

OF THE BBVA

BOARD OF DIRECTORS

January 2013

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Introduction

OBJECTIVE

This report is drawn up pursuant to article 61 ter of the Securities Exchange Act and describes the remuneration policy of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter “BBVA”), for the members of its Board of Directors, in the format established in the Company Bylaws. The remuneration of executive directors, ie, those delegated with permanent powers of executive management who perform senior management duties or are employees of the Company or entities within its Group, is dealt with separately from that of non-executive directors, who are jointly responsible for decision-making on the governing bodies.

The report contains a description of the core principles of the Bank’s remuneration policy with respect to executive and non-executive Board members, and a detailed presentation of the different elements comprising their remuneration. It was drawn up on the basis of BBVA’s Company Bylaws and Board Regulations. It follows the principles of maximum transparency and disclosure regarding remuneration, which this institution has been applying to its public reporting documents.

Likewise, the report includes the basic elements and principles of the Bank’s general remuneration policy.

Frame of reference within BBVA corporate governance

The BBVA Board of Directors is conscious of the importance for large companies to have a good corporate governance system to run the structure and operation of its governing bodies in the best interests of the Company and its shareholders. One of BBVA’s main objectives is to create long-term value. An appropriate system of corporate governance is one of the mainstays of such value.

The Board of Directors is subject to regulations that embody the principles and elements that shape BBVA’s system of corporate governance. These comprise standards for the internal rules and operation of the Board and its Committees, as well as the rights and obligations of directors in performance of their duties, which are contained in the Directors’ Charter.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Board Regulations assign exclusive powers to the Board to adopt resolutions on the remuneration of directors and, in the case of executive directors, any additional remuneration for their executive duties and other terms and conditions contained in their contracts.

Shareholders and investors may find the Board Regulations on the corporate website (www.bbva.com).

According to best corporate governance practices worldwide and to better perform its duties, the BBVA board of directors has established several Committees to help it carry out its mission more efficiently. Below, we include a table with a breakdown of the Committees assisting the Board and the names of their members at year-end 2012:

Board Committees
Full name	Executive Committee	Audit & Compliance	Appointments	Remuneration	Risks
Francisco González Rodríguez	—
Ángel Cano Fernández	—
Tomás Alfaro Drake		—	—
Juan Carlos Alvarez Mezquíriz	—		—
Ramón Bustamante y de la Mora		—			—
José Antonio Fernández Rivero			—		—
Belén Garijo López		—
Ignacio Ferrero Jordi	—			—
Carlos Loring Martínez de Irujo		—		—
José Maldonado Ramos	—		—	—
Enrique Medina Fernández	—				—
José Luis Palao García-Suelto		—			—
Juan Pi Llorens				—	—
Susana Rodríguez Vidarte		—	—	—

This system of organisation requires a high number of meetings to be held by both the Board and its Committees, covering a vast body of materials. It thus demands special dedication from the Board and Committee members, including non-executive directors. The amount of work required, along with the responsibility inherent to the post and the rules regarding incompatibilities imposed by the Bank’s Board Regulations, constitute the underlying elements of the remuneration scheme for the non-executive directors.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Remuneration Committee

Among the various Board Committees, this report will focus on the work of the Remuneration Committee as the body assisting the Board on matters relating to remuneration with the powers attributed to it under the Board Regulations. It is charged with overseeing observance of the remuneration policy established by the Company. The Committee will comprise a minimum of three members, to be appointed by the Board of Directors. All the members must be external directors and there must be a majority of independent directors, including the Committee Chair.

The Remuneration Committee comprises five directors, all external, the majority of whom are independent directors. Their names, positions and status are listed below:

Full name	Position	Status
Carlos Loring Martínez de Irujo	Chairman	Independent
Ignacio Ferrero Jordi	Member	Independent
José Maldonado Ramos	Member	External
Juan Pi Llorens	Member	Independent
Susana Rodríguez Vidarte	Member	Independent

This Committee meets as often as necessary to comply with its duties, convened by its Chair. During 2012, the Remuneration Committee met 8 times to deal with matters within its remit.

Under the Bank’s Board Regulations, the Remuneration Committee will perform the following duties:

•

Propose the remuneration system for the Board of Directors as a whole, in accordance with the principles established in the Company Bylaws. This system will deal with the items comprising the system, their amounts and method of payment.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

Determine the extent and amount of the remuneration, entitlements and other economic awards for the Chairman & CEO, the President & COO and, where applicable, other executive directors of the Bank, so that these can be reflected in their contracts. The Committee’s proposals on such matters will be submitted to the Board of Directors.

•	Issue a report on the directors’ remuneration policy each year. This will be submitted to the Board of Directors, which will report on this to the Company’s Annual General Meeting.

•

Propose the remuneration policy for senior management to the Board, and the basic conditions to be contained in their contracts, directly supervising the remuneration of the senior managers responsible for risk management and compliance duties within the Entity.

•	Propose the remuneration policy to the Board for employees whose professional activities may have a significant impact on the Entity’s risk profile.

•

Oversee observance of the remuneration policy established by the Company and periodically review the remuneration policy applied to executive directors, senior management and employees whose professional activities may have a significant impact on the Entity’s risk profile.

•	Any other duties that may have been allocated under the Board Regulations or given to the Committee by a Board of Directors resolution.

In order to perform their duties appropriately, the Remuneration Committee uses advisory services provided by the Bank’s in-house staff. Under the BBVA Board Regulations, it may also request the attendance of individuals at its meetings from within the Group organisation who have knowledge or responsibilities related to any of the matters being dealt with by the Committee. It may also bring in the external advisory services necessary to establish an informed criterion on the matters within the scope of its remit.

In reaching its decisions on remuneration issues, during 2012 the Remuneration Committee and the Board of Directors have received advice from the in-house BBVA services and information facilitated by one of the principal global consultancy

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

firms working on directors’ and senior-managers’ remuneration, Towers Watson.

Thus, the BBVA system of corporate governance has been set up in such a way that the proposals submitted to the consideration of the Bank’s Board of Directors regarding remuneration originate from the Bank’s Remuneration Committee, comprising exclusively external directors and with a majority of independent directors. This ensures an appropriate decision-making procedure.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

BBVA remuneration system and policy

The BBVA remuneration policy is oriented toward reciprocal generation of value for the employees and for the Group. It seeks alignment with shareholder interests and with prudent risk management. Thus, the fundamental principals underpinning the Group’s remuneration policy are:

•	Long-term value creation.

•	Reward achievement of results on the basis of prudent, responsible risk taking.

•	Attract and retain the best professionals.

•	Reward the level of responsibility and professional track record.

•	Ensure equity within the Group and competitiveness outside it.

•	Benchmark performance against the market using analyses from prestigious consultancy firms specialising in remuneration.

•	Ensure transparency in its remuneration policy.

On the basis of these general principles, BBVA has laid down a remuneration policy comprising:

•	Fixed remuneration based on the level of responsibility assumed, which constitutes a relevant part of total compensation,

•

Variable remuneration linked to the achievement of previously established targets and prudent risk management. This is based on the design of incentives tailored to the Group’s long-term interests, taking current and future risks into account.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

And special rules specifically applying to the group of individuals within the Group who perform professional activities that may have an important impact on the entity’s risk profile or who perform oversight duties. This includes executive directors and members of the senior management.

Moreover, as indicated above, the Bank has a decision-making system regarding remuneration tailored to international best practices in good governance. It has a Remuneration Committee comprising exclusively external directors and with a majority of independent directors who, amongst other duties, establish the remuneration of the executive directors and lay down the remuneration policy for the group of employees within the Group who perform professional activities that, Group-wide, may have an important impact on the entity’s risk profile or who perform oversight duties (“Risk Takers”). This establishes a suitable equilibrium in the decision-making process regarding remuneration.

All this means that BBVA has a leading-edge remuneration policy, tailored to the most stringent international standards that, nonetheless, is undergoing constant evolution and improvement.

On these bases, BBVA has defined a remuneration system that is applied on an arm’s length basis to the entire staff, adapting to the various levels of responsibility and professional development in each position.

The system includes the following elements:

1.- FIXED REMUNERATION

The fixed remuneration in BBVA is established taking into account the level of responsibility and the professional track record of the employee within the Group. A remuneration benchmark is established for each function, reflecting its value to the organisation. This remuneration benchmark is defined by analysing its equivalence and fairness inside the Group and contrasted with the market outside. Leading firms specialising in remuneration consultancy provide advice in this definition.

The fixed component will constitute a suitably high percentage of the total remuneration of the employee, allowing maximum flexibility regarding the variable components.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.- VARIABLE REMUNERATION

The variable remuneration in BBVA continues to be a key element in the Bank’s remuneration policy. It rewards the creation of value in the Group through each of the Areas and Units comprising BBVA, so that overall, it rewards the contributions to recurring value creation from individuals and teams and their combined collective effort.

The annual variable remuneration in BBVA (hereinafter the “Annual Variable Remuneration”) comprises ordinary variable remuneration, applicable to all employees, plus a specific reward in shares for the management staff. It has been designed to be aligned with shareholders’ interests, prudent risk management and the generation of long-term value for the entity. The essential aspects of this remuneration are listed below:

2.a)	Ordinary Variable Remuneration

The BBVA’s ordinary variable remuneration model (hereinafter the “Ordinary Variable Remuneration”) is based on establishing value creation indicators for each Unit. These are weighted for the performance of the unit, the performance of the Area to which the Unit belongs and the performance of the Group as a whole. The variable remuneration payable to the Unit’s members is distributed on the basis of individual performance measured by individual assessment benchmarked to the pre-established indicators.

Units are assigned two types of indicators: the financial and non-financial indicators specific to each Unit.

BBVA considers prudent risk management to be a key factor in its variable remuneration policy. This is why it has established Economic Profit (EP) as a principal financial indicator in calculating the Ordinary Variable Remuneration of its entire staff.

Technically speaking, Economic Profit is obtained by taking the Adjusted Profit and subtracting the return on the capital employed in each business multiplied by the cost of said capital, or the expected rate of return for

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

investors. The Adjusted Profit is not the same as the Book Profit, as economic criteria are used to define it rather than the accounting standards in some kinds of operations.

Conceptually, Economic Profit is the recurring profit generated over and above market expectations regarding capital remuneration.

Pursuant to the Guidelines published by the Committee of European Banking Supervisors1 which have been adopted by the Bank of Spain, this indicator is deemed to be a suitable measure to evaluate performance, as they incorporate adjustments for current and future risks and the cost of capital employed.

Moreover, it has been established that the indicators specific to the Units performing oversight duties (Internal Audit, Regulatory Compliance, Global Accounting & Information Management, Company Secretariat, Risks and Human Resources) have a greater weighting than the financial indicators, to reinforce the independence of the staff carrying out oversight duties from the areas that they are overseeing.

In this manner, the BBVA’s Ordinary Variable Remuneration combines the performance of the financial and non-financial employees with the performance of their Unit, that of the Area to which they belong and that of the Group as a whole. Its main financial indicator is the Economic Profit, which, apart from incorporating present and future risk exposure, also considers the cost of capital incurred in order to obtain such profit.

2.b)	Variable remuneration in shares

BBVA considers that in order to maximise alignment with shareholders’ interests and encourage the creation of long-term value, it should maintain a system of variable remuneration in shares specifically for the Bank management staff (approximately 2,200 individuals in 2013) given their

[1]	Ref. Section 96, of the Committee of European Banking Supervisors “Guidelines on Remuneration Policies and Practices”, 10th December 2010.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

significant impact on the Group’s strategy and earnings. This specific variable remuneration is also an essential element in achieving greater motivation and retaining talent amongst this set of BBVA managers.

The system is based on an incentive for the management (hereinafter the “Management Team Incentive” or the “Incentive”). Each manager is awarded an allocation of units on a yearly basis, which will serve as the benchmark for determining how many shares will vest on the settlement date. This number will be associated with the manager’s degree of delivery on a set of Group-level indicators, which will be determined annually.

For 2013, the aforementioned indicators are maintained as they have stood over previous years. They will be related to:

•

Total Shareholder Return (TSR). This measures the return on investment for shareholders as the sum of the change in the listed value of the share plus dividends and other similar items during the period under consideration.

•	The Group’s recurring Economic Profit (EP) without one-offs, which incorporates adjustments for current and future risks (as explained above); and

•	The Group’s Attributable Profit without one-offs.

The number of units initially allocated to each beneficiary of the system will be divided into three parts, each linked to one indicator. The indicators will be weighted and multiplied by coefficients of between 0 and 2 as a function of a scale, which will be defined each year specifically for each of them.

For TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group in the time-period covered. This reinforces alignment of the management’s variable remuneration with the shareholders’ interests.

The calculation of the number of shares deliverable as the Management Team Incentive will be determined annually. This number of shares will, in

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

general, apart from the exception mentioned in section 2.c) below, be subject to the following holding criteria:

(i)	40% of the shares received will be freely transferrable by the beneficiaries as of their delivery;

(ii)	30% of the shares received will become transferrable after one year has elapsed as of the settlement date; and

(iii)	the remaining 30% will be transferrable as of two years after the settlement date.

As already stated in the Remuneration Report for 2012, the TSR for the 2013 Incentive will be measured over a two-year period, starting on 1st January 2012. This moves the entity towards a system that will make it possible for TSR to be measured over a three-year period for the Incentives for 2014 and subsequent years, thereby reinforcing the longer time span applied for rewarding performance.

The selection of these indicators and the method used to calculate the Incentive brings BBVA’s remuneration system for its management closer into line with shareholders’ interests; reinforces prudent risk management, by incorporating recurring Economic Profit as the indicator; and establishes a direct relationship between the variable remuneration of its management and the long-term earnings of the entity, by calculating TSR over several years and applying the recurring Economic Profit.

2.c)	Annual Variable Remuneration settlement and payment system

The Bank has a specific system for settlement and payment of the Annual Variable Remuneration of those individuals performing professional activities that may have a significant impact on the risk profile of the entity or that perform oversight duties, including executive directors and members of the Management Committee.

This system has been defined to encourage prudent risk management in the Group. It is tailored to the requirements established under Royal Decree 771/2011 and is subject to the following rules:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	In each of the Annual Variable Remuneration payments, at least 50% of the total will be paid in BBVA shares.

•

The payment of 40% of the total Annual Variable Remuneration, either in cash or in shares, will be deferred over time. The deferred amount will then be paid by one third a year over the next three years.

•	The percentage deferred will be increased for executive directors and senior management up to 50% of their Annual Variable Remuneration.

•

The shares paid may not be availed for one year as of their vesting date. This retention will be applicable to the net amount of the shares, having discounted the part needed to pay taxes on the shares received.

•	The shares received as Annual Variable Remuneration may not be used in hedge trades.

The Bank’s Board of Directors, at the proposal of the Remuneration Committee, has established that the deferred parts of the Annual Variable Remuneration pending payment under the foregoing rules, will not be paid to members of the Collective when any of the following circumstances arise prior to the payment date:

i.	The beneficiary has not generated the right to Ordinary Variable Remuneration over one year as a consequence of the effect on the year’s earnings of transactions recorded to the accounts in previous years before their right to Ordinary Variable Remuneration had been established;

ii.	The beneficiary has been sanctioned for serious breach of the code of conduct and other applicable internal rules, in particular with respect to risks.

iii.

Termination of the contractual relationship, except in the cases of retirement, early retirement, declaration of any degree of permanent disability or death. In such cases the right to receive the payment will

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

be maintained under the same terms as if the employee had remained in the Group’s employ.

If the BBVA Group obtained negative earnings (reporting losses) during one year, without considering the impact of one-off earnings, the beneficiaries will not receive either the Annual Variable Remuneration corresponding to the year the losses were accrued or the deferred amounts that may be payable in the year in which the annual financial statements reflecting said negative earnings are approved.

In any event, the variable remuneration will only be paid if it is sustainable in the light of the BBVA Group’s situation as a whole, and if it can be justified as a function of the Entity’s earnings.

As established in the BBVA Group’s general policy for the Collective, the parts of the Annual Variable Remuneration that are deferred under the foregoing system will be updated in the terms established by the Board of Directors. They will always be subject to the same conditions established for the payment of the deferred variable remuneration to which they correspond.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Alignment with shareholders’ interests and prudent risk management

As indicated, the Group’s remuneration policy is aligned with the interests of its shareholders and with a prudent risk management. Thus, it incorporates the following elements:

•

It uses Economic Profit as the principal valuation metric for the financial earnings that serve as the base for determining the Ordinary Variable Remuneration. This takes into account the level of risk borne and the cost of capital, measuring the sustained generation of value for shareholders and pursues the principle of prudent risk management. This indicator is also incorporated in the calculation of the variable remuneration in shares (Management Team Incentive).

•	When measuring the performance of financial and non-financial indicators, it considers both individual management aspects and the objectives of the Unit and the Group.

•

When measuring the performance of the oversight units, it gives greater weighting to targets related to their specific duties than to the financial and the Group targets. This favours their independence from the business areas that they are supervising.

•

It configures the variable remuneration of the Group management such that it incorporates a component in shares with mandatory holding periods as of the vesting date, in order to ensure greater alignment of the interests of these managers with those of the shareholders.

•

It uses Total Shareholder Return (TSR), which measures the shareholders’ return on their investment, as the principal indicator when determining the variable remuneration in shares for all the management, having established the objective of measuring this indicator over three years as of 2014, thereby reinforcing a longer-term vision within the framework of rewarding performance.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

With respect to the specific manner in which people perform professional activities that may have a significant impact on the risk profile of the entity or perform oversight duties, including executive directors and members of the Management Committee, the following elements have also been established:

•	Payment in shares of at least 50% of their variable remuneration.

•

Deferral clauses, designed so that a substantial part of the variable remuneration (between 40% and 50%) is deferred for a three-year period, taking into account the economic cycle and the risks inherent to the business.

•

Obligatory holding periods over any shares that are vested as a result of variable remuneration, such that the beneficiaries may not freely avail of them until one year has elapsed from the date of their delivery.

•

Clauses impeding or limiting the payment of the deferred variable remuneration and remuneration that may have to be paid in a specific year, as a consequence of the actions taken by the individual and of the Group earnings as a whole (“clawback” clause).

•	Limitation of the amount of executive directors’ Ordinary Variable Remuneration to a percentage of their fixed remuneration.

As indicated above, BBVA has a decision-making system for remuneration in which the Remuneration Committee plays an essential role. It comprises an ample majority of independent directors, and is responsible for determining both the amount of the fixed and the variable remuneration of executive directors and the remuneration policy applicable to those Group employees who perform professional activities that may have a significant impact on the entity’s risk profile, including members of the Group’s senior management, and submits the corresponding proposals to the Board. In order to adequately perform its duties, the Remuneration Committee is supported by the Bank’s in-house services and has free access to the external advisory services that it deems appropriate.

This Remuneration Committee carries out an annual evaluation of the application of the remuneration policy approved by the Bank’s Board of Directors.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Moreover, all the decisions regarding remuneration in shares affecting both executive directors and members of the Group senior management must be approved by the Bank’s General Meeting, which determines the essential aspects of the plans for remuneration in shares; and to which this remuneration report is submitted.

All this ensures an appropriate decision-making procedure for remuneration-related matters.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Remuneration policy for BBVA directors

Pursuant to the BBVA Board Regulations, the Remuneration Committee, comprising exclusively external directors, with a majority of independent directors, is responsible for proposing the remuneration compensation system for the Board as a whole to the Board of Directors within the framework established by the Bank’s Company Bylaws.

The Company Bylaws establish, as a basic principle of the remuneration policy for Bank directors, that the remuneration system distinguish between the remuneration of executive directors and the remuneration of non-executive directors. The policies for both are described below:

Remuneration policy for executive directors

The system established to remunerate executive directors rewards their executive duties. It applies remuneration items used worldwide by the major listed international corporations to pay their senior management.

These items are included in article 50.bis of the BBVA Company Bylaws and correspond to those generally applicable to its senior management as a whole.

The remuneration policy for executive directors is aligned with the Group’s general remuneration policy. It considers various elements, including the following:

•

Fixed remuneration, taking into account the level of responsibility the position’s duties entail and ensuring this remuneration is competitive with remuneration paid for equivalent posts in international banks in the main European countries and the USA. The fixed remuneration will comprise a relevant part of the total remuneration.

•	A variable remuneration – payable partly in cash and partly in shares – linked to the Group earnings. Its amount is determined as a function of

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

targets indexed to the Group’s recurring earnings, the long-term generation of value, and both are aligned to the interests of shareholders.

•	And special rules for the settlement and payment of the variable remuneration that mean greater alignment with prudent management of the Group’s exposure to risks.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Remuneration policy for non-executive directors

The remuneration policy for non-executive directors is based on criteria of responsibility, dedication and incompatibilities inherent to the job they perform. It comprises the following elements:

•

Annual remuneration for occupying a seat on the Board and another for belonging to the different Committees. Greater weighting is applied to chairing a Committee, and the relative nature of the duties attributed to each Committee is also weighted.

•

A system for deferred delivery of shares under which beneficiaries are allocated a number of “theoretical shares” to be delivered to them, where applicable, on the date on which they leave the Board for any cause other than dereliction of duties. This system is in line with best international practices in corporate governance.

This remuneration system is contained in article 33 bis of the Company Bylaws.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Remuneration system for executive BBVA directors

As indicated above, the structure of executive directors’ remuneration is regulated under article 50.bis of the Company Bylaws. It is in line with the general policy for senior management remuneration.

The contracts signed with each independent director determine their respective remuneration packages, entitlements and economic rewards, comprising the items established under said article 50.bis of the Company Bylaws. Below is a detailed analysis of such items:

The remit that the Board Regulations attributes to the Remuneration Committee, comprising an ample majority of independent directors, as indicated above, includes the duties of determining the amount of the executive directors’ remuneration, including both their fixed and their variable remuneration.

•	FIXED REMUNERATION

The fixed remuneration of the executive directors takes into account their level of responsibility, ensuring that it is competitive with the remuneration applied to equivalent duties in the major international financial institutions in the Bank’s peer group in Europe and the United States.

Thus, when determining the fixed remuneration for executive directors and possible updates to it, the Remuneration Committee benchmarks market analytics and studies carried out by best-in-class consultancy firms, in order to establish an appropriate level of compensation and maintain a remuneration structure in which the weighting of fixed components is sufficiently significant within the total to remunerate the level of responsibility and the characteristics of each position. It also considers other factors such as average increases in the remuneration of members of the Management Committee and the specific characteristics of each position.

The fixed remuneration of each executive director, once determined by the Committee,

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

is proposed to the Board for approval, with the acquiescence of the executive directors.

Fixed Remuneration for 2013

The Board of Directors, 31st January 2013, at the proposal of the Remuneration Committee, resolved not to increase the fixed remuneration of the executive directors in 2013 over the level established in 2011. Thus the fixed remuneration of the Chairman & CEO will stand at €1,966,260, and that of the President & COO at €1,748,000.

•	ANNUAL VARIABLE REMUNERATION

The Annual Variable Remuneration of the BBVA executive directors, like that of the rest of the senior management, comprises Ordinary Variable Remuneration and a Management Team Incentive in shares. These elements are each described below:

Ordinary Variable Remuneration

The Ordinary Variable Remuneration model applicable to executive directors, approved by the Board of Directors contains the elements of the general system established for the Group’s management and the rules applicable to the employees performing duties that may have a significant impact on the Bank’s risk profile or performing oversight duties. It takes into account the specific nature of the executive directorships, defining a scheme for them within the corporate framework.

The indicators that underpin the determination of the Ordinary Variable Remuneration of executive directors are established by the Remuneration Committee on the basis of information on the metrics of variable annual remuneration in the major international banks within BBVA’s peer group and their evolution over time. These are then submitted to the approval of the Board of Directors.

The targets established for the Ordinary Variable Remuneration of the executive directors for 2013, in line with previous years, are significantly linked to the Group’s recurring performance. They are: the Group’s recurring Economic Profit in constant

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

euros, without one-offs; the Group Net Attributable Profit without one-offs; the Group’s cost-income ratio, calculated in constant euros, without one-offs, and specific tactical indicators. These are weighted as follows:

	Group recurring Economic Profit without one-offs	Group recurring cost-income ratio without one-offs	Group net attributable profit without one-offs	Specific tactical targets
Chairman & CEO	50%	20%	30%	—
President & COO	50%	15%	25%	10%

Pursuant to the core principles of BBVA’s general remuneration policy and on the basis of prudent risk management, BBVA has chosen the Group’s recurring Economic Profit (EP) as the main indicator for measuring the Group’s targets for the purpose of establishing its executive directors’ variable remuneration. It considers this to be the most appropriate way to measure sustained generation of shareholder value, considering the level of risk borne and the cost of capital employed.

Technically speaking, the Economic Profit is obtained by taking the recurring Adjusted Profit and subtracting the return on the capital employed in each business multiplied by the cost of said capital, or the expected rate of return for investors. The Adjusted Profit is not the same as the Book Profit, as economic criteria are used to define it rather than the accounting standards in specific operations.

Conceptually, Economic Profit is the recurring profit generated over and above market expectations regarding capital yields.

The Economic Profit is also, as explained above, an indicator considered by the Guidelines published by the Committee of European Banking Supervisors (CEBS) and adopted by the Bank of Spain, to be a suitable system for assessing performance including risk-weighted measurements.

The amount of Ordinary Variable Remuneration that executive directors obtain will

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

reflect their delivery on the indicators mentioned above as a function of the compliance scales approved each year by the Bank’s Board of Directors at the proposal of the Remuneration Committee.

In order to align Ordinary Variable Remuneration more closely to best international practices, the Board of Directors has established that the Ordinary Variable Remuneration of executive directors be capped at 200% of the amounts of their respective fixed remuneration.

Variable remuneration in shares

As indicated above, a fundamental part of BBVA’s remuneration of its managers, including executive directors and other members of the senior management, is its policy of variable remuneration based on the delivery of Bank shares.

The Management Team Incentive, as described in previous sections of this report, allocates a number of “units” to each manager. This provides the basis to determine the number of shares deliverable on the settlement date, and will be associated to the degree of compliance with various Group-level indicators that will be determined for each year. For 2013, in line with previous years, they would be as follows:

•

Performance of the Bank’s Total Shareholder Return (TSR) from 1st January to 2012 and 31st December 2013, compared against the TSR performance of the following peer group of international banks over the same period: BNP Paribas, Société Genérale, Deutsche Bank, UniCredito Italiano, Intesa San Paolo, Banco Santander, Crédit Agricole, Barclays, Lloyds Banking Group, The Royal Bank of Scotland, UBS, Crédit Suisse, HSBC, Commerzbank, Citigroup, Bank of America, JP Morgan Chase and Wells Fargo.

TSR measures the return on investment for shareholders as the sum of the change in the listed value of the share plus dividends and other similar items accruing to the shareholder during the period under consideration.

•	The Group’s recurring Economic Profit (EP) in constant euros without one-offs.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The Group’s Attributable Profit without one-offs.

The number of “units” will be divided into three parts, each benchmarked to one indicator. Each of these parts will be multiplied by coefficients of between 0 and 2 as a function of a scale defined each year for each indicator. However, for TSR, the applicable coefficient will always be zero when the Bank is ranked below the median of its peer group. This reinforces alignment of the management team’s variable remuneration with the shareholders’ interests.

The sum of these three components, each weighted accordingly, will determine the number of shares to which each beneficiary is entitled.

As already indicated, the consideration of these indicators in the Management Team Incentive reinforces the alignment of the remuneration system for executive directors with the shareholders’ interests, the long-term creation of value and prudent risk management.

Special system of settlement and payment of the executive directors’ Annual Variable Remuneration

As resolved by the Bank’s Board of Directors, at the proposal of the Remuneration Committee, executive directors, in the same manner as the rest of the members of the Management Committee, will receive their Annual Variable Remuneration for 2013 under the following conditions:

•	Of each of the payments of the Annual Variable Remuneration, at least 50% of the total will be paid in BBVA shares.

•	The payment of 50% of the Annual Variable Remuneration, both in cash and in shares, will be deferred in time. The deferred amount will be paid one third a year over the following three years.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•

The shares paid may not be availed for one year as of the date of their delivery. This retention will be applicable to the net amount of the shares, having discounted the part needed to settle the payment of taxes on the shares received.

•	The shares received as Annual Variable Remuneration may not be used in hedge trades.

The payment of the deferred amounts is conditional upon none of the circumstances arising that the Board of Directors has resolved should limit or prevent the payment and subject to the other rules mentioned in section 2.c) of this report.

Variable remuneration for 2012

Following the year-end 2012, the Annual Variable Remuneration of the executive directors was established. This comprises Ordinary Variable Remuneration in cash and an Incentive in shares, pursuant to the Settlement and Payment System described in the previous section.

When calculating the Annual Variable Remuneration of the executive directors, the year-on-year performance of the indicators described was taken into account, looking at the earning for 2011 and the level reached in the indicators established for 2012.

Ordinary Variable Remuneration:

•

Calculation of the executive directors’ Ordinary Variable Remuneration for 2012 employed the indicators and weightings established at the beginning of the year by the Board of Directors at the proposal of the Remuneration Committee. These were:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

	Group recurring Economic Profit without one-offs	Group recurring cost-income ratio without one-offs	Group net attributable profit without one-offs	Specific tactical targets
Chairman & CEO	50%	20%	30%	—
President & COO	50%	15%	25%	10%

The calculation of the amount corresponding to the variable remuneration benchmarked to each indicator was done on the basis of scales of delivery established by the Board as a function of the year-on-year performance of each indicator compared to those obtained in 2011.

These scales were defined so that the amount of variable remuneration benchmarked to each indicator would not vary if the same performance was achieved as in the previous year; and so that the positive or negative changes between the performance of indicators achieved in the year against the previous one will trigger changes of the same sign in the amount of variable remuneration benchmarked to those indicators, establishing a growing correlation between such changes.

Variable remuneration in shares

•	When calculating the variable remuneration of executive directors in shares corresponding to 2012, the indicators and weighting established by the General Meeting have been applied. These are:

TSR	Recurring Economic Profit without one-offs	Group net attributable profit without one-offs
50%	25%	25%

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The calculation of the amount for the part of the variable remuneration benchmarked to each indicator was based on a multiplier of between 0 and 2, determined as a function of the level obtained in the year for each of the indicators.

For 2012, the multiplier for TSR will be 0 since BBVA’s final position on the ranking table is below the median of the 18 banks in the peer group established by the General Meeting in March 2012, according to the following scale:

SCALE TSR MTI 2012
RANKING	MULTIPLIER	RANKING	MULTIPLIIER
1º	2,0	11º	0,0
2º	2,0	12º	0,0
3º	2,0	13º	0,0
4º	1,9	14º	0,0
5º	1,8	15º	0,0
6º	1,7	16º	0,0
7º	1,6	17º	0,0
8º	1,4	18º	0,0
9º	1,2	19º	0,0
10º	1,0

And the following peer group:

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

REFERENCE GROUP FOR 2012 MTI – 18 BANKS
BANK		BANK
Banco Santander	España	Barclays	Reino Unido
BNP Paribas	Francia	Lloyds Banking Group	Reino Unido
Societe Generale	Francia	Royal Bank of Scotland	Reino Unido
Credit Agricole	Francia	UBS	Suiza
Intesa San Paolo	Italia	Credit Suisse	Suiza
Unicredito Italiano	Italia	Citigroup	USA
Deutsche Bank	Alemania	Bank of America	USA
Commerzbank	Alemania	JP Morgan Chase	USA
HSBC	Reino Unido	Wells Fargo	USA

This, along with the outcome of the other two indicators (recurring Economic Profit without one-offs and Attributable Profit without one-offs) gives an average coefficient for the Incentive of 0.4475. Applying this to the number of units allocated to each beneficiary at the beginning of the programme (155,000 units for the Chairman & CEO and 117,000 for the President & COO) results in the number of shares that will vest to them on settlement.

•

The BBVA remuneration policy for its executive directors establishes that they should receive at least 50% of their Annual Variable Remuneration in shares. Thus the economic value of the shares from the Incentive to which each executive director is entitled has been calculated, as established by the General Meeting in March 2012, using the average closing price of the BBVA shares at trading sessions between 15th December 2012 and 15th January 2013. This was also the reference price used to convert the cash part of the Ordinary Variable Remuneration for each of them into shares in order to

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ensure at least 50% of it is paid in shares. The 2012 Annual Variable Remuneration was thereby determined for each of the executive directors.

Consequently, during the first quarter of 2013 the executive directors will receive 50% of the settlement of the Annual Variable Remuneration corresponding to 2012, ie, €785,028 and 108,489 shares for the Chairman & CEO and €478,283 and 66,098 shares for the President & COO. In both cases, the shares may not be availed for one year as of the date of their delivery under the terms explained in this report.

The remaining 50% of the Annual Variable Remuneration for 2012 will be deferred over a three-year period, such that during the first quarter of each year (2014, 2015 and 2016) the sum of €261,676 and 36,163 BBVA shares will vest to the Chairman & CEO and €159,428 and 22,032 BBVA shares will vest to the President & COO.

The deferred remuneration will be delivered provided that none of the cases established by the Board of Directors limiting or impeding payment arise. These will be subject to the non-availment criteria described in this report and updating according to the system resolved by the Board of Directors. They will also be subject to the other rules described in section 2.c) herein.

Deferred parts of the variable remuneration corresponding to 2011

Applying the Settlement and Payment System established, payment of the remaining 50% of the Annual Variable Remuneration for executive directors corresponding to 2011 was deferred over a three-year period, to be paid in thirds during the first quarter of the years 2013, 2014 and 2015, under the aforementioned conditions. Consequently, once duly updated, the executive directors will be receiving the following amounts under this item in 2013: €364,519 and 51,826 shares for the Chairman & CEO and €231,848 and 32,963 shares for the President & COO. The remaining two thirds of the deferred part of the Annual Variable Remuneration for 2011 will vest in the first quarter of 2014 and 2015. These amount to €333,244 and 51,826 shares for the Chairman & CEO and €211,955 and 32,963 shares for the President & COO.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The aforementioned shares will be subject to the criteria of non-availment described in this report.

Deferred parts of the settlement of the 2010-2011 Long Term Incentive Programme

As stated in the BBVA Board Remuneration Report that was submitted to the General Meeting in March 2012, this year the 2010-2011 Long Term Incentive Programme (LTI 2010-2011) for the Group management team, including executive directors, was settled under the terms established by the General Meeting.

50% of the liquidation of this LTI vested and received to the executive directors in 2012, the remaining 50% being deferred to vest by thirds in 2013, 2014 and 2015. Consequently, during the first quarter of 2013, 35,000 shares will vest to the Chairman & CEO and 30,000 shares to the President & COO. These shares will be subject to the conditions of non-availment and updating established for the Programme, such that under the updated conditions €14,595 will vest to the Chairman & CEO and €12,510 to the President  & COO.

Corporate pension scheme

Pursuant to article 50.bis of the Company Bylaws, the contracts for the executive directors include a system of protection against the contingencies of retirement, disability and death.

As indicated in the annual financial statements for year-end 2012, the situation on the upper-grade corporate bond markets has made it necessary to update the interest rates applicable to such debt in order for the entities to discount post-employment benefits, in application of Standard 78 of IFRS 19. This has meant that, although the commitments undertaken by the Bank regarding such benefits have not changed, this year the amount of provisions to cover them has increased.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The provisions recorded at 31st December 2012 to cover the pension commitments for the President & COO stood at €22,703 thousand. On said date, there were no other pension obligations with executive directors.

These commitments stem from the contract with the President & COO to cover the contingencies listed below:

a)	Retirement

The entitlement to receive an annual retirement pension is recognised. Its amount will be calculated on the basis of the annual average total remuneration that would have been payable over the last two years prior to his retirement as his fixed remuneration and part of his variable remuneration. The amount of the pension will be determined as a function of his effective length of service in the Bank until reaching the age of 65 years, capped at 85%.

This entitlement will arise when, in performance of his professional duties, he reaches the age of 65 years.

b)	Disability

On the same terms as the retirement pension, the entitlement to a disability pension will be recognised for an amount equal to the maximum amount of his retirement pension should he become permanently or totally disabled in performance of his professional duties.

c)	Death

In the event of death, his widow will be entitled to a pension of 50% of the average pensionable base for retirement or, as applicable, the retirement or disability pension that he may be receiving.

Likewise, an annual orphans’ pension will be granted for his children until they reach the age of 25. For each such child, this will be 20% of the

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

same bases used for the widow’s pension.

In no event may the widow’s and orphans’ pension be more than 100% of the amount the beneficiary of the policy was receiving at the time of death.

The Bank’s retirement commitments for the President & COO may be met, as he chooses, by the payment of a lifelong annuity pension, or by payment of a lump sum at the time when the conditions established for this in the contract occur.

Other remuneration

BBVA’s executive directors are entitled to benefit from the reward schemes established for the Bank’s senior management in general and other remunerations such as vehicle leasing, insurance, etc.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Main characteristics of the executive directors’ contracts with BBVA

The contracts signed with the executive directors are open-ended and comply with the rights recognised under article 50.bis of the Bank’s Bylaws. None include any period of prior notice.

At the date of this report, the Bank has no commitments to pay severance indemnity to any executive directors.

The terms and conditions of the President & COO’s contract determine that should he cease to hold this post for any reason other than his own will, retirement, disability or serious dereliction of duty, he will be given early retirement with a pension, which he may choose to receive as a life-long annuity or as a lump sum. This will be 75% of his pensionable salary should this occur before he reaches the age of 55 years, or 85% should it occur after he has reached said age.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Remuneration scheme for non-executive BBVA directors

BBVA has set up a separate remuneration system tailored to the posts of non-executive BBVA directors, different from the system for the executive directors. It is based on their responsibilities, dedication and incompatibilities as a function of the post they hold.

To such end, the performance of the duties of BBVA board members requires special dedication, as there is a high number of meetings held both by the Board of Directors and the various Committees assisting it. The number of meetings held in 2012 was:

Number of meetings
Board of Directors	14
Executive Committee	22
Audit & Compliance Committee	12
Risks Committee	46
Appointments Committee	5
Remuneration Committee	8

BBVA directors are also subject to strict rules debarring them from sitting on governing bodies of Group companies or associated undertakings. Thus, except for executive directors and with express authorisation from the Board, Board members may not take up directorships in subsidiaries or associated undertakings, when the directorship is

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

linked to the Group’s shareholding in that company.

Moreover, when the current Board members leave their Bank directorship, they may not provide services to another financial institution in competition with the Bank or its subsidiaries for two years, unless they are given express authorisation by the Board. Such authorisation may be denied on the grounds of corporate interest.

Non-executive directors are subject to a system regulating possible conflicts of interest between their private activity and the performance of their duties as BBVA director. The system is governed by the Board Regulations.

On the basis of the foregoing, the remuneration system for non-executive directors comprises the following elements:

Annual Remuneration

Pursuant to article 33 bis of the Company Bylaws, the General Meeting establishes the annual allocation for the Board as a whole. The Board is then responsible for distributing this amount according to the criteria described below. It may reduce the total amount allocated where it deems this advisable. To such end, the 2012 General Meeting established the total annual allocation payable by the Bank to all the directors for their directorships at €6m. This amount will be maintained constant unless the General Meeting resolves otherwise.

The executive directors, also pursuant to article 33 bis, are excluded from the remuneration system referred to in the previous paragraph. Their remuneration will be subject to the system contained in article 50 bis of the BBVA Company Bylaws, as explained above.

Thus, non-executive directors receive an annual payment for sitting on the BBVA Board, and another fixed amount for their membership of different Committees. Chairing a Committee is given a higher weighting, and the amount payable to Committee members reflects the different duties of each Committee.

The Board of Directors periodically reviews these fixed components in order to adapt

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

them to changing market circumstances and any changes in the nature of duties that the BBVA directors perform. These amounts have not been updated since July 2007.

The remuneration paid to the non-executive directors for 2012 are given below. The figures are itemised for membership of Committees and the positions held on each Committee:

	Thousands of Euros
Remuneration of Non-Executive Directors	Board of Directors	Executive Committee	Audit Committee	Risk Committee	Appointments Committee	Compensation Committee	Total
Tomás Alfaro Drake	129	—	71	—	102	—	302
Juan Carlos Álvarez Mezquíriz	129	167	—	—	41	—	336
Ramón Bustamante y de la Mora	129	—	71	107	—	—	307
José Antonio Fernández Rivero (1)	129	—	—	214	41	—	383
Ignacio Ferrero Jordi	129	167	—	—	—	43	338
Belén Garijo López (2)	107	—	24	—	—	—	131
Carlos Loring Martinez de Irujo	129	—	71	—	—	107	307
José Maldonado Ramos	129	167	—	—	41	43	379
Enrique Medina Fernández	129	167	—	107	—	—	402
Jose Luis Palao García-Suelto	129	—	179	107	—	—	414
Juan Pi Llorens	129	—	—	107	—	43	278
Susana Rodríguez Vidarte	129	—	71	—	41	43	284
Total	1,523	667	488	642	265	278	3,863

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of € 652 thousand in early retirement benefit as a former director of BBVA.
(2)	Ms. Belén Garijo López was appointed as director of BBVA on March 16, 2012 and member of the Audit Committee on September 26, 2012.

Moreover, during 2012, insurance premiums have been paid for non-executive directors amounting to a total of €117 thousand

System of Variable Remuneration with Deferred Delivery of Shares

The Bank has a system for remuneration through deferred delivery of shares for its non-executive directors. This was adopted by the BBVA General Meeting, 18th March 2006 and extended for a further 5 years by the General Meeting in March 2011. It comprises an annual allocation of “theoretical BBVA shares” to the non-executive directors as part of their remuneration, which will vest, where applicable, on the date on which they cease to be directors on any grounds other than dereliction of duty.

The annual number of “theoretical shares” allotted to non-executive directors who are beneficiaries of this system will be equivalent to 20% of the total remuneration payable to the non-executive director in the previous year, according to the average closing

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

prices of the BBVA share during the 60 trading sessions prior to the AGM approving the corresponding financial statements.

The number of “theoretical shares” allocated to each of the non-executive directors in 2012 as beneficiaries of the scheme for remuneration through deferred delivery of shares, are 20% of the remuneration payable to said directors during 2011, and the total number of theoretical shares accumulated are as follows:

	Theoretical Shares assigned in 2012	Accumulated Theoretical Shares as of December 31, 2012
Tomás Alfaro Drake	8,987	28,359
Juan Carlos Álvarez Mezquíriz	10,061	57,534
Ramón Bustamante y de la Mora	9,141	54,460
José Antonio Fernández Rivero	11,410	50,224
Ignacio Ferrero Jordi	10,072	58,117
Carlos Loring Martínez de Irujo	9,147	42,245
José Maldonado Ramos	10,955	17,688
Enrique Medina Fernández	11,979	73,293
Jose Luis Palao García-Suelto	9,355	9,355
Juan Pi Llorens	2,712	2,712
Susana Rodríguez Vidarte	8,445	39,484
Total	102,264	433,471

This long-term remuneration system is in line with international trends in corporate governance, since the “theoretical shares” allocated to the directors are not materialised until the moment they leave their post, providing this is not due to dereliction of duty. Should such dereliction occur, the director would not receive any payment under this item.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Future policy

The remuneration system BBVA has established for the members of its Board of Directors has been described in detail in this report. It is the system that will be applied during the current year, in compliance with the resolutions of the Bank’s corresponding governing bodies, as explained. The same system will apply to future years, unless the competent governing bodies resolve otherwise in the light of changed circumstances.

The above notwithstanding, the Remuneration Committee, in performance of its duties under the Board Regulations, periodically reviews the Board of Directors’ remuneration policy. Within the framework established in the Company Bylaws, it puts to the Board any proposals it deems timely with respect to the items included and the amount earmarked for them, taking into account the current market environment and the Company’s earnings.

DISCLAIMER:	The English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 11, 2013	By:	/s/ Domingo Armengol Calvo
	Name:	Domingo Armengol Calvo
	Title:	Authorized Representative